1124893

4-2-01

02030031

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2, 2002

Datalex plc

(Translation of registrant's name into English)

Howth House
Harbour Road
Howth, County Dublin
Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Datalex plc

Date: April 2, 2002

By:
Name: Liam Booth
Title: Finance Director

Datalex plc

INDEX TO EXHIBITS

Item

1. Press Release for Datalex dated April 2, 2002.

DATALEX

Item 1.

For more information, contact:

Frank Mantero
PR Director
+1 770 255 2470
frank.mantero@datalex.com

Andreas Schuerrle
Country Manager Germany & Austria
+49 (0) 69 - 9754 4917
andreas.schuerrle@datalex.com

Mary Rose MacAllister
Communication Manager, EMEA
+ 353 (0) 27 60989
maryrose.macallister@datalex.ie

Siemens Mobile Travel Support System to be based on Datalex Integration Platform

-- Major Contract with Siemens Mobile Travel Solutions reinforces Datalex m-Business credentials --

Dublin, Ireland and Munich, Germany – April 2, 2002 – Datalex (NASDAQ: DLEX; ISE: DLE), a leading provider of technology solutions for the global travel industry, today announced the signing of a major contract with Siemens Mobile Travel Solutions GmbH. The new contract entails the provision of the Datalex core integration platform, BookIt MATRIX™, to support the new Siemens Travel Angel, Mobile Travel Support solution.

The Travel Angel application, which is being marketed to travel related companies, mobile operators and large enterprises who require mobile capacity for their products and services, will initially provide Flight Schedule Access, Re-Booking, Flight Destination Weather Information, Airport Information Services and Personal and Corporate Travel Information for travellers on the go.

"Siemens is one of the major forces in the global travel industry and this contract is of major significance in the distribution of mobile data services, an ever increasing consumer and corporate requirement in this competitive market," said Damian Hickey, SVP Commercial, Datalex. "As a company that facilitated the first secure mobile travel reservation using WAP technology in 1999, Datalex is pleased to be working with other major technology suppliers such as Siemens in harnessing the potential of wireless as a distribution platform for travel products and services. This platform is of critical importance in the development of our solutions strategy and Germany, as one of the world's major technology centres, offers enormous opportunities in this area, as does the global wireless market."

According to Forrester Research, Inc., mobile phones have reached a mature penetration of approximately 70% in Europe. The flexible connectivity offered by the BookIt! MATRIX platform will enable Travel Angel to tap the potential of this enormous market by offering a diverse range of mobile travel service capabilities.

"With Datalex, we found the right partner with global presence, indepth travel industry know how and a link to the major GDS. We look forward to a fruitful co-operation in several international projects," said Reinhold Rehm, CEO Siemens Mobile Travel Solutions.

BookIt! MATRIX is a flexible, scalable integration solution that isolates client applications from back-end host connectivity issues, enabling travel suppliers and distributors to focus on e-Business and m-Business applications and interfaces. BookIt! MATRIX is the core integration platform for the Datalex range of products and provides connectivity to a wide range of GDSs, CRSs, ferry and rail systems in addition to other hosts systems.

About Datalex

Datalex is a leading provider of technology solutions for the global travel industry. Founded in 1985, the company is headquartered in Dublin, Ireland, and maintains offices throughout the world: Europe (Amsterdam, Frankfurt, Paris, Manchester); USA (Atlanta, Petaluma); and Asia-Pacific (Melbourne, Singapore).

Datalex's customers include Aer Lingus, Air Canada, Amadeus, American Airlines, American Express, AMTRAK, California State Automobile Association, Delta Air Lines, FAR&WIDE, Galileo, KLM, Lufthansa, Norwegian Cruise Lines, Singapore Airlines, SilkAir, SNCF, Thomas Cook, Trailfinders, Travelcare and Unisys. Datalex also is a strategic partner with FAR&WIDE and Worldspan. Datalex is a publicly held company traded on both the Irish Stock Exchange (symbol: DLE) and Nasdaq (symbol: DLEX). For more information, please visit the company's Web site at www.datalex.com.

This press release contains certain forward-looking statements. Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K containing this press release and certain sections of the Company's Annual Report on Form 20-F

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to travel market forecasts and budgetary and other financial targets. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, the impact of the noncash charges, changes in the Company's strategic alliances and integration processes of acquired businesses or assets, a decline in the worldwide travel market, acceptance of and demand for online travel booking products and services, changes in the structure and popularity of the Internet, rapid technological changes, changes in the euro/dollar exchange rate, changes in the political, regulatory or fiscal regime in Datalex's area of activity and general economic conditions in the countries in which Datalex operates. For a discussion of these and other factors which may have a material impact upon Datalex's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating and Financial Review and Prospects" of the Company's Annual Report on Form 20-F.